KongZhong Corporation Launches the Official Mobile Website for
Chinese Basketball Association Men's Professional League

Kong.net Becomes One-stop Mobile Portal for Basketball Fans in Mainland China

BEIJING, Jan. 14 /Xinhua-PRNewswire/  - KongZhong Corporation (Nasdaq: KONG) and Infront, the exclusive commercial partner to the Chinese Basketball Association ("CBA"), jointly announced today a multi-year cooperation agreement and launched the official CBA mobile website. Nick Yang, KongZhong's President, attended the CBA All Star Weekend in Chengdu, China on January 12 and 13.

Under the agreement, KongZhong will operate the official CBA mobile website, which users can visit on their mobile phones by directly inputting CBA.Kong.net. The mobile website will broadcast live CBA games, and provide video clips of game highlights and related content for fans. KongZhong expects to generate mobile advertising revenues from the mobile website, as well as to increase the popularity of Kong.net. The cooperation agreement is for a term of three years, and the parties have an option to renew.

Basketball is already one of the most popular sports in China, enjoying a mass following with more than 300 million participants, according to the China Sports Ministry. The Chinese Basketball Association, or the CBA, is in charge of basketball at national level. The CBA Men's Professional League has 16 professional teams playing the regular season, playoffs and finals from October to next April every year. Current NBA players Yao Ming and Yi Jianlian used to play in the CBA Professional League for several years before joining the NBA. The aim of the CBA Professional League is to become a world-class sports league.

Nick Yang said, "This cooperation symbolizes the increasing popularity of Kong.net among basketball fans in China. Kong.net is now the official mobile website partner with both the NBA and the CBA, and has become the one-stop mobile portal for basketball fans in China. We will strive to give fans in China access to basketball anywhere, anytime."

About Infront

Infront is a leading international sports marketing company and specialist sports service provider. Infront has its headquarters in Zug, Switzerland and offices in eleven countries including China.

Infront has formed a joint venture with the CBA as exclusive commercial partner to the CBA. Infront's subsidiary, Infront Asia, has been appointed by the CBA as the exclusive global marketing partner for China's national basketball teams.

About KongZhong

KongZhong Corporation is one of China's leading providers of wireless value-added services and a wireless media company providing news, content, community and mobile advertising services through its wireless Internet sites. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

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Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding the development, launch, promotion and functionality of the Official CBA Mobile Website, "CBA.Kong.net," the development of KongZhong's relationship with Infront and the CBA and the impact of that relationship on the level of traffic to the Kong.net wireless Internet portal, as well as on KongZhong's brand awareness, financial condition, results of operations and business development in general. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, competitive pressure in China's wireless value-added services, wireless Internet and mobile advertising markets and the effect of such pressure on prices; changes in technology, consumer demand and usage preferences in these markets; the state of and any change in our relationship with China's telecommunications operators; our dependence on the networks and billing systems of the telecommunications operators for our performance; changes in the regulations or policies of the Ministry of Information Industry or other relevant government authorities or the telecommunications operators; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this press release, which apply only as of the date of this press release.

For more information, please contact:

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel: +86-10-8857-6000	Tel: +86-10-8857-6000
Fax: +86-10-8857-5891	Fax: +86-10-8857-5900
Email: ir@kongzhong.com	Email: xiaohu@kongzhong.com

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